Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 10, 2021

BB – Crystal 10.06.21

Speaker Key:

CT	Crystal Tse

ST	Stephen Fitzpatrick

UM	Unidentified Male

00:00:00

CT	Perfect. Um, I know you don’t have much time so I’ll just go ahead. Ah, the story has been out, um, for a while. There has been several, um, aviation related companies going public through a SPAC lately just as we, we have another deal in the same category. Like, why did you decide to go through a SPAC?

SF	I think the last few months have proven that there is real appetite, um, in public markets, in particular US public markets, for this kind of technology and I think energy transition is something that, energy transition is, is something that I think there is increasing conviction from investors on. And I think in terms of eVTOL in particular, we are seeing something playing out where we’ve had investments made in the automotive industry for two decades and then rapidly being applied to the aviation sector. So we’re going to see this really rapid adoption of electric technology, um, and, and this is… The, the confidence that, ah, that is coming from the investor community is, is bringing us, I would say all of us to the public markets.

00:01:11

CT	I want to ask you about the, um, the order that you’re also announcing, the partnership with American Airlines, and…

SF	Yeah.

CT	Virgin and Avolon. Um, how did that come about? How long ago was the, was the…? Just give me the background of that, ah, order.

SF	Yeah. So it’s as you mentioned, three partnerships. Um, one with American Airlines, one with Virgin Atlantic and one with Avolon. Um, we’ve been in discussion with, um, you know, international carriers for months and months. The, the recent, I, I would say the recent focus on, on eVTOL I think has really brought to life the imminency, ah, of, of what’s to happen. Um, of course you need to get through certification and it’s a high bar, it’s a really… It’s a huge engineering challenge.

Um, but realising that we’re going to be travelling around cities in vehicles that are 100 times safer than helicopters, 100 times quieter than helicopters and, in our case, $1 per passenger mile, which is a bit less than real fares in, in Western Europe, that’s going to happen in the next three or four years. So all of a sudden I think there’s this huge interest in, in understanding how this is going to change how people travel, what it means for short haul and ultra-short haul air travel, and so airlines are natural partners for us.

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00:02:41

And, and this is where, you know, we are delighted to be working with Virgin and with, ah, American, two real innovators in aviation and Avolon, probably the most entrepreneurial, um, aircraft finance company in the world, the second-largest aircraft finance company in the world. They have 150 airline partners all over the world, um, and so we’ve been in discussions with, with these airlines and, and many others for many months. So we wanted to bring it all together, ah, in one announcement. We’ve seen in the past, you know, lots of companies bringing pieces of news together. We, we felt we would rather hold everything back and, ah, and announce it all on one day.

CT	Is this your first commercial order? Um, sorry, is this the first…? Um, what are the other partners?

SF	I didn’t… Sorry, I didn’t quite hear the… Is this our first commercial order and then the next part was?

CT	Yeah, who? I mean, if it’s not all, like, who are the other customers at the moment?

SF	No, this is, I mean, these are, these are our launch partners. So we’ve [unclear] 1,000 aircraft orders pre-launch. Ah, we are going to be supply constrained for many, many years to come. I think this is… So we’ve, we’ve chosen, we’ve chosen American and, and Virgin, ah, because of their really exceptional interest in the space and their, their history in innovation, but we’ve seen interest from aircraft and airlines all over the world. Um, these are the three that we’re launching with.

00:04:22

CT	Right. Sorry, I’m a little bit frantic over here. There’s, ah, [laughs] a lot of news this afternoon. Um, so, ah, what would be, like, the American Airlines use case for this?

SF	So if you imagine being able to, ah, arrive, ah, let’s say leave Manhattan, arrive at JFK 12 minutes later, be air side at JFK, through security already, having checked in at a vertical terminal and go straight to your plane. In a world where business class travel is going to be, ah, is going to take years to recover from the pandemic, we think this kind of product, ah, offering that airlines can offer their, ah, most valuable customers is, is going to be a real differentiator.

So we see, ah, city centre to airport connectivity, but also city to city transfer. The, the range for aircraft, ah, over 100 miles is going to be connecting local city [unclear] in North America and, um, ah, in Europe point to point and, and we’re talking about speed 200 miles an hour, ah, delivering connectivity. For example, New York to Philadelphia in 50 minutes, rooftop to rooftop.

CT	Right.

SF	So this is going to transform how people think about flying around cities and connecting to cities and it’s the most exciting time in aviation for the last 70 years, since the dawn of the jet era.

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00:05:57

CT	How long is it going to take for you fulfil that 1,000 aircraft order?

SF	So we’re ramping up production through 24 to 26 to get to 1,000 units a year, so I imagine, um, we’ll be delivering those orders sometime between 24 and I’d say 27.

CT	Okay, right. That’s [overtalking].

SF	There’s, there’s a bunch of other, you, you know, things at play. You know, you’ll go through [unclear], but we’re being backed by some of the major, the, the largest tier one suppliers in aviation, so Rolls Royce, Honeywell, ah, Avolon. Microsoft are our largest external investor, um, and they are backing the, both the electrification and digitisation of aerospace. There is a huge revolution that’s coming to aerospace and it’s coming like vertical… Other eVTOLs that are digital first, electric first, they’re going to lead in the 21st century and I, I think this is why you see such an interest. This is not just flying taxis, this is the dawn of the electric [background noise] aviation era.

CT	Hmm.

SF	And, and just like we’ve seen in other technologies, like consumer internet and so on, the digital natives or electric natives I, I believe that are going to dominate in the 21st century. [Background noise].

00:07:22

CT	Right. Well, I’m, I’m sorry to have to cut this short. Um, there’s just a bunch of other news going on, but I really appreciate you working with us. Um, we will have the story out a little bit, um, after this call and after, I’ll call you after…

SF	What time? What time do you think you can publish? I, I understand this is very short notice, we got that, but what time do you think you’re publishing?

CT	Well, we said 4PM Eastern Time, so that’s still the goal.

SF	That is fantastic. Crystal, you go. I’ll let you go and thank you very much for your time.

CT	Thank you so much.

UM	Thank you, Stephen. Thanks, Crystal. Crystal, ping me for whatever you need.

CT	Will do. Have a good day. Thank you. Bye.

UM	All right. Cheers.

00:08:09

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